Exhibit 99.1

Nano Dimension Successfully Completes Recruiting New Applicants to its Beta Program

NESS ZIONA, Israel- July 3, 2017 - Nano Dimension Ltd., a leader in the field of 3D printed electronics (NASDAQ, TASE: NNDM), announced today that its wholly owned subsidiary, Nano Dimension Technologies Ltd., has successfully completed recruiting new applicants to the company's beta program. The goal of the beta program, which began in the second half of 2016, was to allow Nano Dimension initial penetration into the market by working with leading customers. The feedback received in the beta program has been used to upgrade and refine the technology, printing capabilities, and the work processes of the company's DragonFly 2020 3D printer. Following the positive feedback that the company received from its customers, the company decided that the targets of its beta program were achieved, allowing Nano Dimension to move on to the next stage, targeting early access commercial sales.

During the beta program, Nano Dimension has provided leading companies and partners worldwide the opportunity to lease the company’s DragonFly 2020 3D printer. The companies and partners in the beta program spanned a variety of industries such as defense, consumer goods, medical devices, and financial services. To date, a total of 16 customers have joined the beta program, and are using Nano Dimension's 3D printers. As a result of the successful beta customer recruitment, the company decided not to recruit new applicants to the program, but will continue to work closely with its existing customers to provide them guidance and support. By using the DragonFly 2020 3D printer, the beta customers have proven that using the printer allows them to speed up product development cycles, strengthen in-house innovation capabilities, and secure research and development intellectual property.

During the third quarter of 2017, Nano Dimension expects to commence early access commercial sales, and sell the DragonFly 2020 3D printer and related proprietary inks, both directly and through partners and distributers.

Amit Dror, CEO of Nano Dimension, commented: "We are pleased to have reached an important milestone by achieving our beta program targets, and completing the recruitment of new applicants to the program. During the program, we achieved technological progress by working with a wide range of leading customers, and we also built a positive brand within our target audiences. We are currently targeting early access commercial sales."

About Nano Dimension Ltd.

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive manufacturing technology company. Nano Dimension is disrupting, shaping and defining the future of how electronics are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on printed circuit boards (PCBs). Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s 3D printed electronics solutions for rapid prototyping and short-run manufacturing.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward looking statements in this press release when it discusses continuing to work closely with the existing beta customers to provide them guidance and support, commencing early access commercial sales, and selling the DragonFly 2020 3D printer and related proprietary inks. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia

CEO

MS-IR LLC

917-607-8654

msegal@ms-ir.com